SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO HOLD EGM ON WED 27 JULY

BOARD SEEKS APPROVAL TO CONSIDER FURTHER SHARE BUYBACKS

Ryanair, Europe's largest airline today (Fri 1 July) confirmed it will hold an EGM at its Airside offices in Dublin on Wed 27 July next to seek approval from shareholders to grant the Board of Ryanair Holdings the discretion to engage in further share buybacks -should they decide it is in the best interests of shareholders- over the next 15 months. Ryanair is seeking this approval, having now completed its latest round of share buybacks during which the Company has purchased just over 65m shares at an ave price of just under €13.48 each, at a total cost of some €885m.

The airline confirmed it had no plan to engage in further planned buybacks (i.e. a VWAP program) during the remainder of 2016, but the Board should have the flexibility and the discretion to do so, if there is further market volatility such as that witnessed over the past week in the aftermath of the UK Referendum vote, which saw Ryanair's share price fall from €13.68 to less than €11.00 before rising in recent days to close around €11.30 last evening.

Ryanair's CEO Michael O'Leary said:

"We remain committed to returning surplus funds to shareholders. Having completed almost €735m in share buybacks between 20th Feb and June 23rd 2016, the Board authorised the repurchase of €150m worth of shares at an average price of just under €11.85 in the immediate aftermath of the UK Referendum vote last week. We believe repurchases at these levels will enhance shareholder returns, but since we've reached the 5% buyback limit approved at last years AGM, it is sensible to request approval from shareholders to allow the Board consider further share buybacks over the next 15 months should they deem it in the best interests of shareholders to do so.

 In the current market, we don't intend to engage in a formal VWAP program during the remainder of 2016, but if there is further turbulence and share price weakness then it's sensible that the Board has the flexibility to take advantage of these opportunities if it considers that so doing is in the best interests of all shareholders."

ENDS

For further information
please contact:                                                 Robin Kiely                                           Piaras Kelly
                                                                            Ryanair Ltd                                          Edelman Ireland
                                                                            Tel: +353-1-9451949                         Tel: +353-1-6789333
                                                                            press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary